UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-39216

Huize Holding Limited

(Registrant’s Name)

49/F, Building T1, Qianhai Financial Centre, Linhai Avenue,

Qianhai Shenzhen-Hong Kong Cooperation Zone, Shenzhen 518000

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Change of Independent Registered Public Accounting Firm

Huize Holding Limited (the “Company”) dismissed PricewaterhouseCoopers Zhong Tian LLP (“PwC”) as its independent registered public accounting firm. The Company has appointed Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”) as its independent registered public accounting firm, effective on July 17, 2024. The appointment of Deloitte was made after a careful consideration and evaluation process by the Company and has been approved by the board of directors of the Company and the audit committee of the board of directors of the Company. Deloitte is engaged to audit and report on the consolidated financial statements of the Company for the fiscal year ending December 31, 2024. The audit reports issued by PwC on the Company’s consolidated financial statements for the fiscal years ended December 31, 2022 and 2023 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2022 and 2023, and the subsequent interim period through June 30, 2024, there were no “disagreements” (as that term is defined in 16F(a)(1)(iv) of Form 20-F and the related instructions) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in its reports on the Company’s consolidated financial statements.

The Company is working closely with Deloitte and PwC to ensure a seamless transition. Furthermore, the Company would like to take this opportunity to express its sincere gratitude to the PwC team for their professionalism and quality of services rendered to the Company over the past years.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Huize Holding Limited

By	:	/s/ Ronald Tam
Name	:	Ronald Tam
Title	:	Co-Chief Financial Officer

Date: July 17, 2024